[Letterhead of Simpson Thacher & Bartlett LLP]

VIA EDGAR

July 31, 2012

Re:	MasterCard Incorporated Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 16, 2012
File No. 1-32877

Pradip Bhaumik, Esq.

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Bhaumik:

On behalf of MasterCard Incorporated (“MasterCard”), we hereby submit the following response to your letter dated July 10, 2012 regarding the Securities and Exchange Commission Staff’s review of MasterCard’s Form 10-K for the Fiscal Year Ended December 31, 2011 filed on February 16, 2012.

To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by MasterCard.

Securities and Exchange Commission	2

Government Regulation, page 20

1.	You state on page 21 that it is possible that transactions with Cuba, Iran, Sudan, and Syria, which are identified by the State Department as state sponsors of terrorism, may be processed through your payment system, and that your reputation may suffer due to the association of your customer financial institutions with those countries. Please describe to us any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through direct or indirect arrangements, since your letter to us dated May 9, 2008. Your response should describe any services, technology, equipment, or funds that you have provided into each of the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of the referenced countries or entities controlled by them.

MasterCard does not have, and has not had since May 9, 2008, any business operations, subsidiaries or affiliate entities in Cuba, Iran, Sudan, or Syria. MasterCard does not have, and has not made since May 9, 2008, any direct or indirect arrangements to provide services, technology, equipment, or funds into Cuba, Iran, Sudan, or Syria, or any agreements, commercial arrangements, or other contacts with the governments of the referenced countries or entities controlled by them; except that, MasterCard makes, and since May 9, 2008, has made, intellectual property filings with governmental entities in Cuba, Iran, Sudan, and Syria, and has taken since May 9, 2008, related actions (e.g., paying filing fees and engaging local counsel to make filings). In each case, such filings and related actions are and were to protect and preserve MasterCard’s intellectual property rights. U.S. economic sanctions laws permit governmental filings and related actions for this purpose in the referenced countries.

As discussed further below, a limited number of financial institutions have been licensed by MasterCard to issue cards or acquire merchant transactions in certain of the referenced countries.

Cuba: No Cuban financial institutions are licensed members of MasterCard. MasterCard has a longstanding arrangement with a French financial institution that acquires MasterCard transactions of non-U.S. cardholders accepted as payment for products and services from Cuban merchants. This is the only financial institution licensed to do MasterCard-related business in Cuba. The French financial institution is required to block any transactions initiated by U.S. cardholders with Cuban merchants. In addition, MasterCard operates a back-up system for the blocking of U.S. transactions in Cuba. The acquisition of MasterCard transactions in Cuba was previously discussed with the staff of the Office of Foreign Assets Control. MasterCard has earned approximately USD$670,382, $757,489, $957,688 and $1,068,536 in revenue associated with Cuba in 2008 through 2011, respectively. The annual revenue for Cuba in each such year never exceeded 0.02% of MasterCard’s total revenue in that year. The annual revenue for 2011 includes fees earned by MasterCard on transactions totaling less than USD$5,000 in the aggregate on 43 prepaid cards issued by non-U.S. banks in prepaid card programs managed by Access Prepaid, a U.K. company acquired by MasterCard in April 2011. Prepaid cards issued under Access Prepaid-managed programs may no longer be used in Cuba and have been blocked from use in Cuba since October 2011.

Securities and Exchange Commission	3

Iran: No Iranian financial institutions are, or have been since May 9, 2008, licensed members of MasterCard and no non-Iranian financial institutions are, or have been since May 9, 2008, licensed by MasterCard to operate in Iran. MasterCard has not earned any revenue associated with Iran since May 9, 2008.

Sudan: No Sudanese financial institutions are, or have been since May 9, 2008, licensed members of MasterCard and no non-Sudanese financial institutions are, or have been since May 9, 2008, licensed by MasterCard to operate in Sudan. MasterCard has not earned any revenue associated with Sudan since May 9, 2008.

Syria: Currently, no Syrian or non-Syrian financial institutions are authorized by MasterCard to operate in Syria. MasterCard had issued licenses to seven financial institutions to operate in Syria; however, all of these licenses were suspended in August 2011 following the imposition of U.S. economic sanctions against Syria on August 18, 2011. MasterCard has earned approximately USD$406,342, $757,636, $1,119,945 and $758,371 in revenue associated with Syria in 2008 through 2011, respectively. The annual revenue for Syria in each such year never exceeded 0.02% of MasterCard’s total revenue for that year.

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Securities and Exchange Commission	4

Please do not hesitate to call Joshua Ford Bonnie at (212) 455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Cecilia Blye
Barbara Jacobs

MasterCard Incorporated
Noah J. Hanft